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                                  [LETTERHEAD]



August 30, 2000

VIA EDGAR

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, DC  20549

RE:      ASK JEEVES, INC.
         CIK:  0001054298
         COMMISSION FILE NO. 333-95691, 333-33586 AND 333-33588; APPLICATION FOR WITHDRAWAL

Ladies and Gentlemen:

Pursuant to Rule 477(a) promulgated under the Securities Act of 1933, as amended, Ask Jeeves, Inc. (the "Registrant") hereby applies for an order granting the immediate withdrawal of its registration statements on Form S-1, together with all exhibits thereto, Commission File No. 333-95691, 333-33586 and 333-33588 (the "Registration Statements"). The Registration Statements were originally filed with the Securities and Exchange Commission (the "Commission") on January 28, 2000, March 30, 2000 and March 30, 2000, respectively.

The Registration Statements registered certain shares of the Registrant's common stock acquired by stockholders pursuant to mergers, asset acquisitions and the exercise of warrants (the "Shares"). The Registrant recently became eligible to register its shares on Form S-3 and wishes to consolidate the Shares into a single registration statement. On August 11, 2000 the Registrant filed a registration statement on Form S-3, Commission File No. 333-43600 (the "S-3") with the Commission to register the Shares. On August 23, 2000, the Commission declared the S-3 effective. The Registrant desires that all further sales of the Shares be conducted pursuant to the S-3.

Accordingly, we request an order granting the withdrawal of the Registration Statements be issued by the Commission as soon as possible.

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Securities and Exchange Commission
Page 2


If you have any questions regarding the foregoing application for withdrawal, please contact Michael L. Weiner or Edward C. Lai of Cooley Godward LLP, legal counsel to the Registrant, at (650) 843-5000.


                                             Sincerely,

                                             ASK JEEVES, INC.

                                             /s/ Cynthia Pevehouse
                                             Cynthia Pevehouse
                                             General Counsel & Secretary

\jmr
08-050

cc:      Michael L. Weiner, Esq.
         Edward C. Lai, Esq.